SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 10, 2020

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Entertainment Announces the Acquisition of Ellation Holdings, Inc., Operator of the Anime Business Crunchyroll

December 10, 2020
Sony Corporation

Sony Pictures Entertainment Announces the Acquisition of Ellation Holdings, Inc., Operator of the Anime Business Crunchyroll

December 9, 2020 (Pacific Standard Time/Central Standard Time) – Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony Corporation (“Sony”) and AT&T Inc. (“AT&T”), today announced that Funimation Global Group, LLC* has entered into a definitive agreement to acquire 100% of the equity interest in Ellation Holdings, Inc., a subsidiary of AT&T, which operates the anime business Crunchyroll.  The total purchase price of this transaction is 1.175 billion U.S. dollars, subject to customary working capital and other adjustments.  This transaction is subject to customary closing conditions, including regulatory approvals.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2021.

*A joint venture between SPE and Aniplex Inc., a wholly-owned subsidiary of Sony Music Entertainment (Japan) Inc. (“SMEJ”).  SMEJ is a wholly-owned subsidiary of Sony.

AT&T to Sell Crunchyroll to Sony’s Funimation Global Group

CULVER CITY, CA AND DALLAS, TX, December 9, 2020 — Sony Pictures Entertainment Inc. and AT&T Inc.* (NYSE:T) today announced that AT&T agreed to sell its Crunchyroll anime business to Funimation Global Group, LLC. Funimation is a joint venture between Sony Pictures Entertainment Inc. and Sony Music Entertainment (Japan) Inc.’s subsidiary, Aniplex Inc.

Crunchyroll is a premier anime direct-to-consumer service within AT&T’s WarnerMedia segment with more than 3 million SVOD subscribers and growing.  It serves 90 million registered users across more than 200 countries and territories offering AVOD, mobile games, manga, events merchandise and distribution. The combination of Crunchyroll and Funimation provides the opportunity to broaden distribution for their content partners and expand fan-centric offerings for consumers.

“The Crunchyroll team has done an extraordinary job of not only growing the Crunchyroll brand but also building a passionate community of anime fans. Crunchyroll’s success is a direct result of the company’s culture and commitment to their fans,” said Tony Goncalves, Chief Revenue Officer, WarnerMedia. “By combining with Funimation, they will continue to nurture a global community and bring more anime to more people. I’m incredibly proud of the Crunchyroll team and what they have been able to accomplish in the digital media space in such a short period of time. They’ve created an end-to-end global ecosystem for this incredible art form.”

“We are proud to bring Crunchyroll into the Sony family,” said Tony Vinciquerra, Chairman and CEO of Sony Pictures Entertainment. “Through Funimation and our terrific partners at Aniplex and Sony Music Entertainment Japan, we have a deep understanding of this global artform and are well-positioned to deliver outstanding content to audiences around the world. Together with Crunchyroll, we will create the best possible experience for fans and greater opportunity for creators, producers and publishers in Japan and elsewhere.  Funimation has been doing this for over 25 years and we look forward to continuing to leverage the power of creativity and technology to succeed in this rapidly growing segment of entertainment.”

The purchase price for the transaction is $1.175 billion subject to customary working capital and other adjustments, and the proceeds will be paid in cash at closing. The transaction is subject to customary closing conditions, including regulatory approvals.

*About AT&T
AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies. Xandr, now part of WarnerMedia, provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its platform. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across TV, mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. AT&T Latin America provides pay-TV services across 10 countries and territories in Latin America and the Caribbean and wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2020 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. FirstNet and the FirstNet logo are registered trademarks and service marks of the First Responder Network Authority. All other marks contained herein are the property of their respective owners.

About Crunchyroll
Crunchyroll connects anime and manga fans across 200+ countries and territories with 360-degree experiences. Fans have access to the one of the largest collections of licensed anime through Crunchyroll, Anime Digital Network (in partnership with Citel, a subsidiary of Média-Participations), and Anime on Demand video streaming services, translated in multiple languages for viewers worldwide. Crunchyroll's services also extend to licensing of theatrical, TV, home video, consumer product, and video game rights.

Fans engage further with events (including owned events Crunchyroll Expo, Anime Awards, Crunchyroll Movie Nights, KAZÉ Movie Nights), consumer products through eCommerce and retail partners (Crunchyroll, KAZÉ, AV Visionen), Crunchyroll Games, KAZÉ Games, and manga (KAZÉ Manga, Crunchyroll Manga app, Crunchyroll Manga Store).

Crunchyroll was founded in 2006 and is headquartered in San Francisco, with offices in Los Angeles, Tokyo, Paris, Lausanne, Chisinau, and Berlin (AV Visionen). VRV (U.S.) and Eye See Movies (Germany) are also Crunchyroll brands.

About Sony Pictures Entertainment
Sony Pictures Entertainment (SPE) is a subsidiary of Tokyo-based Sony Corporation. SPE's global operations encompass motion picture production, acquisition, and distribution; television production, acquisition, and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. SPE’s Motion Picture Group production organizations include Columbia Pictures, Sony Pictures Animation, Screen Gems, TriStar Pictures, 3000 Pictures, Stage 6 Films, AFFIRM Films, and Sony Pictures Classics. For additional information, visit http://www.sonypictures.com/corp/divisions.html.

About Funimation
Funimation distributes the best anime to a passionate, global community of fans. For over 25 years, Funimation has been delivering anime to fans and is pioneering an omnichannel approach to engaging and entertaining millions where they want it most—streaming, home entertainment, theatrical, e-commerce, merchandising, live events, and more.

Funimation’s streaming services offer a growing catalog of over 700 anime series and 13,000+ hours of content available on 15 platforms and in 49 countries. Funimation’s in-house team designs must-have, exclusive collectibles distributed through major retailers and an e-commerce site; Funimation’s theatrical division has distributed and marketed 6 of the top 20 anime films in the U.S. As pioneers of the SimulDub™, Funimation is the gold standard for foreign language dubbing of Japanese anime with the highest quality standards and fidelity to the original artists. With a fan-centric approach, Funimation has built a social community of tens of millions of followers and earned the trust of Japan’s most iconic creators.

Funimation has nine offices in six countries and hundreds of employees worldwide. As an independently operated joint venture between U.S.-based Sony Pictures Entertainment and Japan’s Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc., Funimation benefits from deep entertainment expertise across cultures, territories, and languages.

To learn more about Funimation, visit funimation.com and follow Funimation on Facebook, Twitter and Instagram.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this news release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in AT&T’s filings with the Securities and Exchange Commission. AT&T disclaims any obligation to update and revise statements contained in this news release based on new information or otherwise.

This news release may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at https://investors.att.com.

- EOF -